REDWOODS ACQUISITION CORP.

1115 Broadway, 12th Floor
New York, NY, 10106

February 12, 2024

VIA EDGAR

Mr. Chris Edwards

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Redwoods Acquisition Corp. (the “Company”)
Registration Statement on Form S-4
(File No. 333-273748) (the “Registration Statement”)

Dear Mr. Buchmiller:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on February 14, 2024, or as soon thereafter as practicable.

Very truly yours,

Redwoods Acquisition Corp.

/s/ Jiande Chen
Jiande Chen
Chief Executive Officer

cc:	Loeb & Loeb LLP
Giovanni Caruso, Esq.

Cyruli Shanks & Zizmor LLP
Paul Goodman, Esq.